Filed by US LEC Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US LEC Corp.

Commission File No.: 0-24061

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, by and among US LEC Corp. ("US LEC"), PAETEC Corp. ("PAETEC"), WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC ("New PAETEC"), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of New PAETEC and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of New PAETEC.

Merger Questions and Answers – week 2

Information is based on what we understand to be the intention and current plans but all decisions are subject to change or to be refined

1.	Will my current vacation benefit stay the same?

PAETEC’s vacation benefit is the same as ours, and so there should not be a change of vacation benefits once the two companies merge.

2.	Will my years of service count with the new company?

For the purposes of benefits, years of service will count. As an example, if you have 5 years of service and have 4 weeks of vacation time available; you will have the same after the merger.

3.	How will the shares of stock I own be treated?

The ticker symbol for the newly combined company will be “CLEC.” At close, any shares of US LEC stock you have will be a one-for-one trade for shares of NEW PAETEC stock.

4.	How will my options be affected?

•	At close, all vested stock options will convert on a one-for-one basis to vested options for NEW PAETEC stock.
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If you remain employed with the merged company, unvested options will continue to vest according to the vesting schedule. If you are terminated without cause at closing or within 18 months of closing without cause, then all unvested stock options will vest upon termination.

•	If you remain employed with the merged company for18 months after close, any unvested options will vest.

5.	Will I still be able to use tuition reimbursement?

Yes, we believe all existing US LEC benefits will remain unchanged (unless enhanced) through 2007

6.	Should I use my “Rewards Points” or will the points roll forward to 2007?

We believe all existing US LEC benefits will remain unchanged, so we anticipate the rewards program will remain throughout 2007 as well.

For clarification on carry-over vacation PAETEC has indicated they will allow a carry-over for 2006 for use in the first quarter of 2007. This means they have only indicated, but have not decided.

Forward-Looking Statements

This communication, and other statements that US LEC or PAETEC may make, may contain forward-looking statements, which involve a number of risks and uncertainties. US LEC cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving US LEC and PAETEC, including future financial and operating results, New PAETEC's plans, objectives, expectations and intentions and other statements that are not historical facts.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in US LEC's filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations. US LEC undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information About this Transaction

New PAETEC will file with the Securities and Exchange Commission a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between US LEC and PAETEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about US LEC, PAETEC and New PAETEC, and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholder meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by New PAETEC with the Securities and Exchange Commission (when they become available) at the Securities and Exchange Commission’s web site at http://www.sec.gov and may also obtain free copies of the proxy statement (when it becomes available) by writing to US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, Attention: Investor Relations or by telephoning us at (704) 319-1189. Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transactions, and their interests in the solicitation, will be set forth in the proxy statement that will be filed by US LEC with the Securities and Exchange Commission and contained in the registration statement that will be filed by New PAETEC with the Securities and Exchange Commission.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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